Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                     Name and Address of Company

Franco-Nevada Corporation (the “Company”)

Suite 2000, Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1G9

Item 2:                                     Date of Material Change

August 13, 2014

Item 3:                                     News Release

News releases were disseminated on August 13, 2014 and August 21, 2014 via Marketwire and copies of each were subsequently filed on SEDAR. Copies of the news releases are attached to this report.

Item 4:                                     Summary of Material Change

On August 13, 2014, the Company announced that it entered into an agreement with a syndicate of underwriters, led by RBC Capital Markets, CIBC and BMO Capital Markets, which agreed to purchase, on a bought deal basis, 8,375,000 common shares of the Company at a price of US$59.75 per share, for aggregate gross proceeds of approximately US$500 million (the “Offering”). The Offering was completed on August 21, 2014.

Item 5:                                     Full Description of Material Change

5.1                                         Full Description of Material Change

On August 13, 2014, the Company announced that it entered into an agreement with a syndicate of underwriters, led by RBC Capital Markets, CIBC and BMO Capital Markets, which agreed to purchase, on a bought deal basis, 8,375,000 common shares of the Company at a price of US$59.75 per share, for aggregate gross proceeds of approximately US$500 million.

The underwriters also have the option, exercisable in whole or in part at any time for a period of 30 days following the closing of the Offering, to purchase, at a price of US$59.75 per share, up to an additional 1,256,250 common shares of the Company to cover over-allotments, if any. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be approximately US$575 million.

The Company plans to use the net proceeds from the Offering to fund additional royalty and stream acquisitions and other general corporate purposes. The Company expects to fund all of its existing royalty and stream commitments from pre-existing cash and a portion of future cash flows.

In connection with the Offering, the Company filed a preliminary prospectus supplement to its existing base shelf prospectus on August 13, 2014 and a prospectus supplement to its existing base shelf prospectus on August 14, 2014, in each case with the securities regulatory authorities in each of the provinces and territories in Canada and the U.S. Securities and Exchange Commission.

The Offering closed on August 21, 2014 following the receipt of approvals from the Toronto Stock Exchange and the New York Stock Exchange.

5.2                                         Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:                                     Omitted Information

Not applicable.

Item 8:                                     Executive Officer

Lloyd Hong

Chief Legal Officer & Corporate Secretary

416-306-6300

hong@franco-nevada.com

Item 9:                                     Date of Report

August 22, 2014

2

NEWS RELEASE

FRANCO-NEVADA ANNOUNCES US$500 MILLION BOUGHT DEAL FINANCING

TORONTO, August 13, 2014 - Franco-Nevada Corporation (the “Company”) (TSX/NYSE: FNV) is pleased to announce that it has entered into an agreement with a syndicate of underwriters, led by RBC Capital Markets, CIBC and BMO Capital Markets which have agreed to purchase, on a bought deal basis, 8,375,000 common shares of the Company at a price of US$59.75 per share, for aggregate gross proceeds of approximately US$500 million (the “Offering”).   The underwriters will also have the option, exercisable in whole or in part at any time for a period of 30 days following the closing of the Offering, to purchase up to an additional 1,256,250 common shares to cover over-allotments, if any. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be approximately US$575 million.

The Company plans to use the net proceeds from the offering to fund additional royalty and stream acquisitions and other general corporate purposes. The Company expects to fund all of its existing royalty and stream commitments from existing cash and a portion of future cash flows.

This offering is scheduled to close on or about August 21, 2014 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the New York Stock Exchange and the securities regulatory authorities.

The Company intends to file a preliminary prospectus supplement to its existing base shelf prospectus on or about August 13, 2014 and intends to file a final prospectus supplement to its existing base shelf prospectus on or about August 14, 2014, in each case with the securities regulatory authorities in each of the provinces and territories in Canada and the U.S. Securities and Exchange Commission.

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company. The Company has a diversified portfolio  of  cash-flow producing assets  and  interests in  some  of  the  largest  development projects in the world.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Stefan Axell
CFO	Director, Corporate Affairs
416-306-6303	416-306-6328
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”,  “forecasts”,  “predicts”,  “projects”,  “intends”,  “targets”,  “aims”,  “anticipates”  or  “believes”  or  variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com  and  Franco-Nevada’s  most  recent  Annual  Report  filed  on  Form  40-F  filed  with  the  SEC  on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco- Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

FRANCO-NEVADA CLOSES US$500 MILLION BOUGHT DEAL FINANCING

TORONTO, August 21, 2014 - Franco-Nevada Corporation (the “Company”) (TSX/NYSE: FNV) announced today the closing of its previously announced public offering (the “Offering”) of 8,375,000 common shares (“Offered Shares”) at a price of US$59.75 per Offered Share for aggregate gross proceeds to the Company of approximately US$500 million. The Company has also provided underwriters of the Offering with an over-allotment option to purchase up to an additional 1,256,250 common shares of the Company within 30 days of the closing of the Offering.

The Offered Shares were sold on a bought-deal basis through a syndicate of underwriters led by RBC Capital Markets, CIBC and BMO Capital Markets and included GMP Securities L.P., Bank of America Merrill Lynch, National Bank Financial, Credit Suisse Securities (Canada), Inc., Scotia Capital and TD Securities.

The Company plans to use the net proceeds from the Offering to fund royalty and stream acquisitions and other general corporate purposes. The Company expects to fund all of its existing royalty and stream commitments from pre-existing cash and a portion of future cash flows.

The Offered Shares described above were offered by the Company pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”) and its corresponding Canadian base shelf prospectus filed with the securities regulatory authorities in each of the provinces and territories of Canada. A final prospectus supplement relating to the Offering was filed with the SEC and with the securities regulatory authority in each of the provinces and territories of Canada. Copies of the final prospectus supplement and the accompanying base shelf prospectus relating to the Offering may be obtained upon request by contacting, in the U.S., RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, New York 10281-8098, by telephone at (877) 822-4089 or by fax at (212) 428-6260 and in Canada, RBC Capital Markets, Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, Ontario, M5T 0C2, by fax at 416-313-6066 or by email at distribution@rbccm.com. Electronic copies of the preliminary and final prospectus supplements and the accompanying base shelf prospectus can be obtained on the SEC’s website at www.sec.gov or on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Stefan Axell
Chief Financial Officer	Director, Corporate Affairs
416-306-6303	416-306-6328 info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects, opportunities and use of proceeds. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.